Suite 1210 – 885 West Georgia Street
Vancouver, British Columbia, V6C 3E8
Telephone No.: 604-682-4004 Fax No.: 604-682-4009

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of Shareholders of Silvermex Resources Inc. (the “Company”) will be held at Suite 1210 – 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, July 26, 2011 at 9:30 a.m., local time, (the “Meeting”) for the following purposes:

1.	To consider the audited financial statements of the Company for its fiscal year ended December 31, 2010, the report of the auditor thereon and the related management discussion and analysis;

2.	To set the number of directors at 5 for the ensuing year;

3.	To elect directors of the Company for the ensuing year;

4.	To appoint an auditor of the Company for the ensuing year;

5.	To ratify stock options previously granted to purchase 2,920,000 common shares of the Company (“Shares”) under the Company’s current share option plan and other related matters;

6.	To approve the adoption of a new form of share option plan and all unallocated stock options thereunder until July 26, 2014; and

7.	To approve, by the disinterested shareholders of the Company, of the issuance of up to 135,504 Shares in satisfaction of a bonus payment pursuant to an employment agreement.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof. No other matters are contemplated, however, any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you hold your shares in a brokerage account you are not a registered shareholder. Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, June 21, 2011.

ON BEHALF OF THE BOARD

“Duane Nelson”
Duane Nelson, CEO and Director